Exhibit 99.5

Execution Version

THIS FOURTH AMENDING AGREEMENT is made with effect as of October 5, 2023

BETWEEN:

ATS CORPORATION (FORMERLY ATS AUTOMATION TOOLING SYSTEMS INC.),

AUTOMATION TOOLING SYSTEMS ENTERPRISES, INC.

and

AUTOMATION TOOLING SYSTEMS ENTERPRISES GMBH

As Borrowers

and

THE SUBSIDIARIES OF ATS CORPORATION

FROM TIME TO TIME PARTY TO THIS AGREEMENT

As Guarantors

and

THE LENDERS FROM TIME TO TIME

PARTY TO THIS AGREEMENT

As Lenders

and

THE BANK OF NOVA SCOTIA

In its capacity as Administrative Agent

and

TD SECURITIES

In its capacity as Syndication Agent

and

THE BANK OF NOVA SCOTIA AND TD SECURITIES

In their capacity as Co-Lead Arrangers and Bookrunners

RECITALS:

A.

The parties to this agreement, among others, are also parties to a fifth amended and restated credit agreement dated as of July 29, 2020 as amended by a first amending agreement dated May 21, 2021, a second amending agreement dated August 12, 2021 and a third amending agreement dated November 4, 2022 (as amended, restated, supplemented or otherwise modified to but excluding the date hereof, the “Existing Credit Agreement” and as

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amended by this Amendment and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Canadian Imperial Bank of Commerce ceased to be a Term Lender in accordance with Section 10(b) of the Provisions of the Credit Agreement as of the date hereof.

B.	The parties are entering into this agreement pursuant to Section 10.2 of the Existing Credit Agreement to amend certain terms of the Existing Credit Agreement.

THEREFORE, for value received, and intending to be legally bound by this Amendment, the parties agree as follows:

1.	INTERPRETATION

1.1	The recitals to this Amendment are true and correct and form an integral part hereof.

1.2	In this Amendment, unless otherwise defined herein, or unless the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Existing Credit Agreement.

1.3

All references herein to Sections of or Schedules to an agreement other than this fourth amending agreement are to Sections of and Schedules to the Existing Credit Agreement, unless otherwise expressly stated.

1.4	Clause headings are for reference only.

2.	AMENDMENTS TO EXISTING CREDIT AGREEMENT

2.1

Subject to the terms and conditions contained in this Amendment, the Existing Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Amendment and to incorporate the provisions of this Amendment into the Existing Credit Agreement.

2.2	Section 1.1.228 of the Existing Credit Agreement is hereby deleted and replaced with the following:

“1.1.228	“Term Maturity Date” means November 4, 2026 with respect to the Term Credit or such other date as may be established as the Term Maturity Date pursuant to any Maturity Date Extension.”

2.3	Section 1 of the Existing Credit Agreement is amended by adding the following definition thereto in alphabetical order:

“CIBC Assignment and Assumption” means the Assignment and Assumption dated October 5, 2023 entered into between Canadian Imperial Bank of Commerce, as assignor, certain Lenders, as assignee, and acknowledged by the Borrowers.”

2.4	Section 5.30.1 of the Existing Credit Agreement is hereby amended by deleting the last line of such Section and replacing it with the following:

“If the Canadian Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on a monthly basis.”

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2.5	The definition of “Canadian Benchmark Replacement” contained in Section 5.30.8 of the Existing Credit Agreement shall be deleted and replaced with the following:

““Canadian Benchmark Replacement” means, for any Available Canadian Tenor:

(a)	for purposes of Section 5.30.1, the first alternative set forth below that can be determined by the Administrative Agent:

(i)	the sum of: (x) Term CORRA and (y) [percentage redacted] for an Available Canadian Tenor of one-month’s duration and [percentage redacted] for an Available Canadian Tenor of three months’ duration, or

(ii)	the sum of: (x) Daily Compounded CORRA and (y) [percentage redacted] for an Available Canadian Tenor of one-month’s duration; and

(b)

for purposes of Section 5.30.2, the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrowers as the replacement for such Available Canadian Tenor of such Canadian Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Canadian Governmental Body, for Canadian dollar-denominated syndicated credit facilities at such time;

provided that, if the Canadian Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than zero, the Canadian Benchmark Replacement will be deemed to be zero for the purposes of this Agreement and the other Loan Documents.”

2.6	The definition of “Daily Simple CORRA” contained in Section 5.30.8 of the Existing Credit Agreement shall be deleted and replaced with the following definition of “Daily Compounded CORRA”:

“Daily Compounded CORRA” means, for any Banking Day in an interest payment period, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.”

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2.7	All references to “Daily Simple CORRA” contained in Sections 5.30.1, 5.30.8 and 5.30.9 of the Existing Credit Agreement shall be deleted and replaced with a reference to “Daily Compounded CORRA”.

2.8	Schedule B to the Existing Credit Agreement is hereby deleted and replaced with the Schedule B attached hereto.

3.	REPRESENTATIONS OF OBLIGORS

3.1	Each Obligor:

(a)

acknowledges that this Amendment is a Loan Document and the representations and warranties made in Section 6.1 of the Existing Credit Agreement, except those expressly stated to be made as of a specific date (in which case such representations and warranties were true and correct as of said date) or those already qualified by materiality (in which case, such representations and warranties are true and correct in all respects), are true and correct in all material respects on and as of the date of this Amendment with the same force and effect as if the representations and warranties had been made on and as of the date of this Amendment;

(b)	represents that as of the date hereof, no Event of Default or Default has occurred and is continuing and no Event of Default or Default will result from entering this Amendment; and

(c)	represents that there are no consents or other agreements required from third parties to avoid this Amendment causing a breach or default under any other Contract to which the Obligor is a party.

4.	CONDITIONS PRECEDENT

4.1	This Amendment shall be effective upon the Agent having received, in form and substance satisfactory to the Agent:

(a)	this Amendment duly executed by the Obligors and the Agent;

(b)

a certificate of an officer of each Borrower attaching copies of its Constating Documents, a list of its officers and directors with occupations of all directors, specimens of the signatures of those officers or directors who are executing Loan Documents on its behalf, copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under this Amendment, and other corporate information that the Agent or any Lender may reasonably require;

(c)	certificates of status, compliance, good standing or similar certificates for the jurisdiction of incorporation of each Obligor, if available for such jurisdiction;

(d)	currently dated opinions in Ontario addressed to the Agent and the Lenders each in form and substance satisfactory to the Lenders and Lenders’ counsel, acting reasonably, of counsel to the ATS;

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(e)

payment of all fees that are payable under or in connection with this Amendment to the Agent, the Lenders or any of them, and reimbursement of all expenses incurred by any of them, as required by the Credit Agreement or this Amendment including, without limitation, payment of (i) an extension fee in an amount of equal to [percentage redacted] of each such Lender’s (or its Affiliate) Commitment (as defined in the Credit Agreement)) that is being extended as a Commitment pursuant to the terms of this Amendment from November 4, 2024 to November 4, 2026 with respect to the Term Credit;

(f)	such other documents relating to the Security as the Lenders may reasonably require; and

(g)

confirmation from each Lender that it has received from the Borrowers all information and documentation necessary in order to comply with Applicable Laws and internal requirements (including any applicable “know your customer” or “know your client” requirements).

4.2

The conditions stated in Section 4.1 of this Amendment are inserted for the sole benefit of the Agent on behalf of the Lenders and may be waived by the Agent in writing, with the approval of the Lenders, in whole or in part, with or without terms or conditions.

5.	RATIFICATION, CONFIRMATION AND NO NOVATION

5.1

The Existing Credit Agreement, as amended by this Amendment, remains in full force and effect and is hereby ratified and confirmed. This Amendment amends the provisions of the Existing Credit Agreement and shall not be considered a novation thereof. This Amendment will not discharge or constitute a novation of any debt, obligation, covenant or agreement contained in the Existing Credit Agreement or in any other Loan Documents. Without in any way limiting the terms of the Existing Credit Agreement or the other Loan Documents, each Obligor confirms that the existing Security shall continue to secure all of the Obligations and the Other Secured Obligations, including but not limited to those arising as a result of this Amendment.

6.	COUNTERPARTS AND FACSIMILE

6.1

This Amendment may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. The delivery by telecopier or pdf document of a facsimile copy of an executed counterpart of this Amendment shall be deemed to be valid execution and delivery of this Amendment, but the party delivering a facsimile copy shall deliver an original copy of this Amendment as soon as possible after delivering the facsimile copy.

7.	GOVERNING LAW

7.1	This Amendment is governed by, and shall be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

ATS Corporation

[Address redacted]

Attention:       Vice President, Treasurer

Fax No.:         [Fax number redacted]

ATS CORPORATION

Per:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

Per:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

We have the authority to bind the
Corporation

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice	AUTOMATION TOOLING SYSTEMS
ENTERPRISES, INC.
Automation Tooling Systems Enterprises, Inc.
	By:	[Signature redacted]
[Address redacted]		Name: [Signatory redacted]

Title: [Title redacted]

Attention: Treasurer
Fax No.: [Fax number redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice	AUTOMATION TOOLING SYSTEMS
ENTERPRISES GMBH
Automation Tooling Systems Enterprises GMBH
	By:	[Signature redacted]

[Address redacted]		Name: [Signatory redacted]

Title: [Title redacted]

Attention: Treasurer
Fax No.: [Fax number]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS OHIO, INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS ASSEMBLY AND TEST, INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS AUTOMATION LLC

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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IWK VERPACKUNGSTECHNIK GMBH

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation el al]

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PROCESS AUTOMATION SOLUTIONS GMBH

Per:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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PROCESS AUTOMATION SOLUTIONS, INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS AUTOMATION TOOLING SYSTEMS GMBH

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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OLIMON HUNGARY KFT.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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AUTOMATION TOOLING SYSTEMS ENTERPRISES ENGLAND LIMITED

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS AUTOMATION GLOBAL SERVICES USA, INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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PA SOLUTIONS, INC.

By:	[Signatory redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS INDUSTRIAL AUTOMATION INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS TEST INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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BIODOT, INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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NCC AUTOMATED SYSTEMS, INC.

By:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

2269187 ONTARIO INC.

By:	[Signature Redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ILLUMINATE INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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SP INDUSTRIES, INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS ACQUISITIONS USA 2, INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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ATS FOOD TECHNOLOGIES INC.

By:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

The Bank of Nova Scotia

[Address redacted]

Attention:       Managing Director

Fax No.:         [Fax number redacted]

Email:             [Email address redacted]

THE BANK OF NOVA SCOTIA, as Agent for and on behalf of the Lenders

Per:	[Signature redacted]
Name: [Signatory redacted]

Title: [Title redacted]

Per:	[Signature redacted]

Name: [Signatory redacted]

Title: [Title redacted]

We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

The Bank of Nova Scotia

[Address redacted]

Attention:     [Addressee redacted]

Fax No.:       [Fax number redacted]

Email:         [Email address redacted]

THE BANK OF NOVA SCOTIA, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
We have the authority to bind the Corporation

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

The Toronto-Dominion Bank

[Address redacted]

Attention:     [Addressee redacted]

Fax No.:       [Fax number redacted]

Email:         [Email address redacted]

THE TORONTO-DOMINION BANK, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

JPMorgan Chase Bank, N.A., Toronto Branch

[Address redacted]

Attention:     [Addressee redacted]

Email:          [Email address redacted]

JPMORGAN CHASE BANK, N.A, TORONTO BRANCH, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
I have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

HSBC Bank Canada

[Address redacted]

Attention:     [Addressee redacted]

Fax No.:       [Fax number redacted]

Email:          [Email address redacted]

HSBC BANK CANADA, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

National Bank of Canada

[Address redacted]

Attention:     [Addressee redacted]

Email:          [Email address redacted]

NATIONAL BANK OF CANADA, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

Canadian Imperial Bank of Commerce

[Address redacted]

Attention:   [Addressee redacted]

Email:       [Email address redacted]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Automation Tooling Systems Inc. et al]

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Address for Notice

Commerzbank AG, New York Branch

[Address redacted]

Attention:   [Addressee redacted]

Fax No.:     [Fax number redacted]

Email:        [Email address redacted]

COMMERZBANK AG, NEW YORK BRANCH, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

Credit Agricole Corporate and Investment Bank (Canada Branch)

[Address redacted]

Attention:   [Addressee redacted]

Fax No.:     [Fax number redacted]

Tel.:           [Telephone number redacted]

Email:       [Email addresses redacted]

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK (CANADA BRANCH), as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]
We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

Goldman Sachs Bank USA

[Address redacted]

Attention:         [Addressee redacted]

Fax No.:          [Fax number redacted]

Email:            [Email address redacted]

GOLDMAN SACHS BANK USA, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:
Name:
Title:
We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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Address for Notice

UniCredit Bank AG, New York Branch

[Address redacted]

Attention:   [Addressee redacted]

Email:        [Email address redacted]

UNICREDIT BANK AG, NEW YORK BRANCH, as Lender

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

Per:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

We have the authority to bind the Bank

[signature page for the Fourth Amending Agreement to the Fifth Amended and Restated Credit

Agreement relating to ATS Corporation et al]

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SCHEDULE B

LENDERS AND THEIR APPLICABLE PERCENTAGES

[see references in Sections 1.1.20 AND 1.1.144]

Revolving Credit Commitment

[Schedule setting out names of Lenders and their applicable percentages redacted]

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